Form of Letter from the Fund to Limited Partners

in Connection with Acceptance of Offers to Tender

Form of Letter from the Fund to Limited Partners in

Connection with Acceptance of Offers of Tender

Alternative Investment Partners	One Tower Bridge 100 Front Street West Conshohocken, PA 19428

September 12, 2019

Dear Limited Partner:

Morgan Stanley Institutional Fund of Hedge Funds LP (the “Fund”) has received your request to tender all or some, as the case may be, of your limited partner interest in the Fund (an “Interest”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Interests collectively tendered by all limited partners pursuant to the tender offer which commenced on July 17, 2019 (the “Offer”) exceeds the maximum aggregate amount of Interests which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of September 30, 2019) (the “Maximum Purchasable”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Interest, as described above, you have been issued a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles you to receive payment in an amount equal to the value of your purchased Interest (or portion thereof) based on the unaudited net asset value of the Fund as of September 30, 2019, in accordance with the terms of the Offer.

Cash in the amount of the payment due under the Note will be wire-transferred no later than October 30, 2019, unless the valuation date of the Interests in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

You remain a limited partner of the Fund with respect to your Interest (or portion thereof) which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (610) 260-7600, Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

Morgan Stanley Institutional
Fund of Hedge Funds LP

Enclosure

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